EXHIBIT 99.2

For Immediate Release	Date: July 15, 2024
24-25-TR

Teck Announces Upsizing and Results of its Cash Tender Offers

Vancouver, BC – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced (i) the results of its previously announced six separate offers (the “Offers”) to purchase for cash the outstanding notes of the series listed in the table below (collectively, the “Notes”) and (ii) that it has amended the Offers by increasing the Maximum Purchase Amount from US$1.25 billion to approximately US$1.384 billion, an amount sufficient to accept all Notes in full.

The Offers were made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 4, 2024 relating to the Notes (the “Offer to Purchase”) and the notice of guaranteed delivery attached as Appendix A thereto (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Tender Offer Documents”). Capitalized terms used but not defined in this announcement have the meanings given to them in the Offer to Purchase.

The Offers expired at 5:00 p.m. (Eastern time) on July 15, 2024 (the “Expiration Date”). The Initial Settlement Date will be the second business day after the Expiration Date and is expected to be July 17, 2024. The Guaranteed Delivery Settlement Date will be the second business day after the Guaranteed Delivery Date and is expected to be July 19, 2024.

According to information provided by Global Bondholder Services Corporation, the Information and Tender Agent in connection with the Offers, US$1,367,481,000 combined aggregate principal amount of Notes were validly tendered prior to or at the Expiration Date and not validly withdrawn. In addition, US$16,311,000 combined aggregate principal amount of Notes were tendered pursuant to the Guaranteed Delivery Procedures and remain subject to the Holders’ performance of the delivery requirements under such procedures. The table below provides certain information about the Offers, including the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Expiration Date and the aggregate principal amount of Notes reflected in Notices of Guaranteed Delivery delivered at or prior to the Expiration Date pursuant to the Tender Offer Documents.

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Acceptance Priority Level(1)	Title of Security	CUSIP/ISIN	Principal Amount Outstanding	Total Consideration(1)	Principal Amount Tendered(2)	Principal Amount Accepted(2)	Principal Amount Reflected in Notices of Guaranteed Delivery
1	3.900% Notes due 2030	878742BG9 / US878742BG94	US$502,948,000	US$957.01	US$319,967,000	US$319,967,000	US$15,404,000
2	6.125% Notes due 2035	878742AE5 / US878742AE55	US$336,272,000	US$1,057.76	US$147,016,000	US$147,016,000	US$250,000
3	6.000% Notes due 2040	878742AS4 / US878742AS42	US$473,186,000	US$1,024.93	US$275,748,000	US$275,748,000	US$310,000
4	6.250% Notes due 2041	878742AW5 / US878742AW53	US$396,064,000	US$1,046.82	US$143,109,000	US$143,109,000	US$105,000
5	5.200% Notes due 2042	878744AB7 / US878744AB72	US$395,177,000	US$933.73	US$228,315,000	US$228,315,000	US$240,000
6	5.400% Notes due 2043	878742AZ8 / US878742AZ84	US$367,054,000	US$954.36	US$253,326,000	US$253,326,000	US$2,000

(1)	The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each US$1,000 principal amount of such series of Notes validly tendered for purchase.
(2)	The amounts exclude the principal amounts of Notes for which Holders have complied with certain procedures applicable to guaranteed delivery pursuant to the Guaranteed Delivery Procedures. Such amounts remain subject to the Guaranteed Delivery Procedures. Notes tendered pursuant to the Guaranteed Delivery Procedures are required to be tendered at or prior to 5:00 p.m. (Eastern time) on July 17, 2024.

Overall, US$1,367,481,000 principal amount of Notes have been accepted for purchase, excluding the Notes delivered pursuant to the Guaranteed Delivery Procedures. The Maximum Purchase Condition (after giving effect to the increase described above) has been satisfied with respect to the Offers in respect of each of the series of Notes. Accordingly, all Notes that have been validly tendered and not validly withdrawn at or prior to the Expiration Date have been accepted for purchase.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes have been accepted for purchase in the Offers will receive the applicable Total Consideration specified in the table above for each US$1,000 principal amount of such Notes, which will be payable in cash on the applicable Settlement Date.

In addition to the applicable Total Consideration, Holders whose Notes have been accepted for purchase will be paid the Accrued Coupon Payment. Interest will cease to accrue on the Initial Settlement Date for all Notes accepted in the Offers, including those tendered pursuant to the Guaranteed Delivery Procedures. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by the Depository Trust Company (“DTC”) or its participants.

The Offers are subject to the satisfaction of certain conditions as described in the Offer to Purchase. Teck reserves the right, subject to applicable law, to waive any and all conditions to any Offer. If any of the conditions is not satisfied, Teck is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered notes, in each event subject to applicable laws, and may terminate or alter any or all of the Offers.

Teck retained BofA Securities, Inc. and RBC Capital Markets, LLC to act as the lead dealer managers (the “Lead Dealer Managers”) for the Offers and BMO Capital Markets Corp., TD Securities (USA) LLC, SMBC Nikko Securities America, Inc. and CIBC World Markets Corp. to act as co-dealer managers (the “Co-Dealer Managers” and, together with the Lead Dealer Managers, the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers should be directed to BofA Securities, Inc. at (888) 292-0070 (toll-free) or (980) 387-3907 (collect), or RBC Capital Markets, LLC at (877) 381-2099 (toll-free) or (212) 618-7843 (collect).

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Global Bondholder Services Corporation acted as the Information and Tender Agent for the Offers. Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase may be directed to Global Bondholder Services Corporation in New York by telephone at +1 (212) 430-3774 (for banks and brokers only) or +1 (855) 654-2015 (for all others toll-free), or by email at contact@gbsc-usa.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/teck/.

If Teck terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Information and Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in DTC will be released.

This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of Teck or any of its subsidiaries. The Offers were made solely pursuant to the Offer to Purchase. The Offers were not made to Holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In any jurisdiction in which the securities laws or “blue sky” laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of Teck by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

No action has been or will be taken in any jurisdiction that would permit the possession, circulation or distribution of either this announcement, the Offer to Purchase or any material relating to us or the Notes in any jurisdiction where action for that purpose is required. Accordingly, neither this announcement, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Offers, including the settlement dates of the Notes accepted for purchase; and the satisfaction or waiver of certain conditions of the Offers.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to the Offers, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621
fraser.phillips@teck.com

Media Contact:
Dale Steeves
Director, Stakeholder Relations
236.987.7405
dale.steeves@teck.com

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